LiteraSeed

Technology Software Minority Owned Social Impact Healthcare

Visuals-based communication platform for doctors to better assess patients

LITERASEED.IO PHOENIX ARIZONA





According to the NIH, "communication ability" is a top five barriers to immigrants seeking medical care. ER expenditures for immigrant children are higher. ESL patients have 2X higher risk of symptom/history errors (49%); medical errors are the 3rd leading cause of death in the U.S. Each preventable incident costs the U.S. health system ~$60K.

Aziza Ismail Founder @ LiteraSeed

Why you may want to support us...

1. Accurate, timely reporting of symptoms will help triage and direct patients to the right point of care particularly for non-native speakers
2. Open the door to higher quality healthcare for immigrant populations and improved medical outcomes.
3. Reduce to cost of healthcare for immigrant/ESL patients for the patient, the healthcare system and public or private sector payers.

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Aziza Ismail

Founder

Aziza founded LiteraSeed after the preventable death of her 10 year-old relative. Her strength is her success in forming strategic collaborations with already 2 health systems.



Henry Chen

Senior Engineer

Received B.S. in Chemistry and Mathematics from University of California, Berkeley, where he won the Berkeley Big Ideas contest for his work in graphene super-capacitors. Previously built and led a team to create a leading influencer marketing CMS.



Mai Dahshan

Chief ML Scientist

PhD candidate of computer science from Virginia Tech specializing in artificial intelligence and healthcare applications.



Hana Alkahlout

Clinical Research and Subject Matter Expert

Fourth year medical student. Undergraduate in Global Health from ASU, minor in Biology. Masters in Biomedical Sciences from Midwestern University. Research interests in healthcare access for refugee and immigrant communities.



Toni J Eberhardt

Advisor/Healthcare Marketing, PR, Business Dev.

With > 25 years'experience- 14 in healthcare, Toni Eberhardt has worked with leading health systems, medical groups and urgent cares to evolve their messaging as consumers have become more sophisticated consumers of healthcare.

Origin of LiteraSeed

As the daughter of immigrant parents from war-torn Afghanistan, where education is low, Aziza knows well the challenges that low-literacy people have in navigating everyday life. She laid the groundwork for LiteraSeed as an undergraduate for her thesis in 2013. At its core, LiteraSeed was the idea of helping people with language and literacy barriers be empowered to navigate everyday situations with greater control over their lives.

The name LiteraSeed is a combination of "literacy" and the idea of the "seed", which symbolizes growth and the many great possibilities that can result from being literate.

Tragedy Leads to New Beginnings

Early 2016, Aziza's 10 year-old relative lost her life while waiting to be seen by a doctor in the Emergency Department. Her condition was treatable and her death preventable. After consulting medical doctors and listening to the stories of other people's healthcare experiences, Aziza came to realize that proper communication could have saved her cousin's life.

Miscommunication -- A Leading Cause of Diagnostic Errors


PROBLEM
78% of misdiagnoses are caused by poor health communication that kill
80,000 people each year.
Patients w/ cultural, language and low-health literacy barriers are
2x disproportionately affected.
$58,776
per injury to US healthcare systems and
$20B
total to US healthcare system
LiteraSeed
2

On one end, a patient is fully observant of their ongoing symptoms and symptoms progression, but lacks the medical knowledge to ask the right question or request the right service.

On the other end, the medical provider has the necessary medical knowledge and the ability to identify and provide the right service, but is limited to a brief snapshot of the symptoms based on a short remote observation and whatever the patient describes.

LiteraSeed is bridging this gap.

COVID-19.

Doctors have shared with us that the addition of face masks and isolation precautions have significantly made communication with patients even more difficult, putting both patients and healthcare workers at higher risk.

Both doctors and patients are in dire need of a simple but effective solution.

LiteraSeed is the answer.

Visuals-Based User Experience to Bridge the Gap


SOLUTION
A better UI/UX for patients to explain what's wrong with them so that doctors can more efficiently and effectively assess and diagnose the patient.
LiteraSeed

LiteraSeed is accessible and easy-to-use.

It builds trust between patients and doctors.

It improves levels of understanding using images and simple language, and it makes it easier for patients to convey what's wrong with them, resulting in immediate and accurate care from doctors.

3 Easy Steps


PRODUCT
Patient uses our visual screening tool to provide essential health information quickly and efficiently.
Patient receives personalized guidance on next best action, while we send the report to the doctor.
Doctor is more prepared with better understanding of how to assess and treat patient.
LiteraSeed

Currently, patient history data is obtained verbally during a limited, time-constrained encounter with a hurried clinician. Similar intake/screening apps only ask standard, narrowly focused questions that omit any contextual information about the present condition.

LiteraSeed strongly believes that nobody should suffer harm nor be denied high-quality healthcare because of a communication barrier due to language, literacy, or learning disabilities.

Unlike other solutions in the market, LiteraSeed is designed to help patients with communication barriers get the right care.

COMPETITORS

	Competitors	LiteraSeed™
Accessibility/UX	Uses medical jargon	Consumer-friendly/Plain English/Visual UX
Outcome	Unreliable list of possible diagnoses	Patient Narrative Driven support Dr. in Diagnosis
Clinical Integration	Remote / no clinical workflow integration	Remote to Point-of-Care Clinical integration
Clinical Reliability	Not clinically trusted	Doctor trusted
Time of Visit	Insurance-driven data collection, no clinical value	Clinical value
Post-Visit	No Monitoring	Monitoring

LiteraSeed™ 16

Market

There is significant opportunity for tremendous social and economic impact.


MARKET
6,200
hospitals in the US serving
35.7M
patient visits
Initial market is
1,040
safety net hospitals serving
11.9 M
patients annually who are low-income, medically and socially vulnerable
Remote patient monitoring, patient engagement, and diagnostic decision support total a
$14.6B market size
B2B contracts with each hospital enable significant savings to hospital system!
LiteraSeed™ 17

Traction

Already we are working with health systems that serve nearly 1.6 million patients annually, many of whom are limited English proficient and low health literate.


PILOTS IN
PROGRESS
Valleywise
Health
(Phoenix, Arizona)
pilot starting July 2020 →
400k patients over
17 facilities
Summer 2020
in conversations
with a Top 10
hospital in US
LiteraSeed™ | 8

Team

To date, the LiteraSeed team has formed a strong network of project supporters including clinicians, researchers and software engineers who bring expertise in artificial intelligence, product development, commercialization and medicine who are committed to helping bring this startup into fruition.


TEAM
AZIZA
ISMAIL
Founder
HENRY
CHEN
Senior
Engineer
MAI
DAHSHAN
Chief
Scientist
LiteraSeed™ | 9

Our advisors include medical doctors on the front lines of tackling miscommunication and COVID-19, and technologists with specialized focus in healthcare applications.


ADVISORS
DR. HODA
ELDARDIRY
DR. SONAM
SINGH, MD
DR.
FRANCISCO
MEDRANO, MD
LiteraSeed™ | 10

Investor Q&A

− COLLAPSE ALL

What does your company do?

We are helping low-literate patients access the medical care they need by providing visuals-based health condition monitoring platform to hospitals and clinics. Our multilingual, voice-prompted intake form uses images, voice and language recognition to ensure the intake process works for everybody. The vision is an intelligent, interactive symptom-capture and management platform that enables patients to describe their health condition precisely, leveraging voice-assisted AI algorithms.

Where will your company be in 5 years?

This year we'll work with beta client clinics to gather initial data, and then convert them into paying customers. Our contracts will stipulate that if we reduce medical errors in our sample population by 10% it will automatically convert to a contract of $0.50/ patient. After year one, we expect (but do not guarantee) to have five paying clinics and cover at least 100k patients, for a target revenue of $50k, and in year five to be covering at least 10M patients, at a target revenue of $5M.

Why did you choose this idea?

According to the NIH, "communication ability" is a top five barriers to immigrants seeking medical care. ER expenditures for immigrant children are higher. ESL patients have 2X higher risk of symptom/history errors (49%); medical errors are the 3rd leading cause of death in the U.S. Each preventable incident costs the U.S. health system ~$60K.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The COVID-19 has surfaced the risks language barriers present. Interpreters are available via phone but wait times can be 10+ minutes. Last week, an ESL patient arrived at a Brooklyn, NY ER. Due to the communication barriers, she was placed in a unit for patients that didn't have coronavirus. The following day, a physician realized she had COVID-19 symptoms; the patient died the following night. A medical provider who treated her believes care was compromised due to the language barrier. In addition, already immunocompromised patients were exposed to coronavirus unnecessarily.

How far along are you? What's your biggest obstacle?

Valleywise Health (formerly Maricopa Integrated Health System) has committed to a pilot program with Literaseed to include ~100 patients. Systemwide, Valleywise serves ~400K patients annually across 17 facilities. Due to the size of Valleywise, the largest obstacle is ensuring all appropriate stakeholders are on board, engaged and have provided formal support of the pilot.

Who competes with you? What do you understand that they don't?

Primary competitors are Vecna Healthcare, Tonic Health and Phreesia. These solutions assist with intake and offer service in other languages; however, they remain limited and services are largely fragmented (i.e. one may offer visual prompts, or only audio). Telephone interpreter services serve as a substitute/secondary competitor and are currently used across healthcare but with documented shortcomings/risks, which, as previously stated, are becoming more visible during the COVID-19 pandemic.

How will you make money?

Primary revenue streams will be healthcare systems and facilities paying per annum either through fixed costs subscription or on a transaction basis with rates between $5-24k determined by hospital or clinic size/capacity. Patients are provided free access. In the long term, payers may be an additional source of revenue.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Because the application is a new concept and historically, healthcare has been slow to adopt technology, the sales cycle within health systems is long. As a result, close collaboration with health systems, primarily Valleywise, in development and piloting of the Literaseed platform has been important to provoke a "skin in the game" adoption. In addition, we are focusing on individual clinics and independent medical groups which serve a higher than average number of ESL patients are primary target customers.

What are the equity splits?

Aziza is the only founder and currently owns 100%

What is the biggest disagreement you've had with your cofounders?

Initially, risk analysis for each individual co-founder was a question that has disparate answers. Through this analysis, however, we agreed that we are mission-driven with a deep passion for driving the positive social impact of the Literaseed solution. As a result, our decision-making process first ensures that the decision aligns with our mission/vision/values; secondarily, we determine an optimal path to get there. If we cannot agree, we consult with experts and/or our customers in order to make a final decision and course of action. This approach has been successful and has enabled the co-founders to expand our individual strategic thinking as well as resulted in more informed, synergistic decisions.